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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                           TRIKON TECHNOLOGIES, INC.
                                (NAME OF ISSUER)

                           TRIKON TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 7-1/8% CONVERTIBLE SUBORDINATED NOTES DUE 2001
                            SERIES G PREFERRED STOCK
                       WARRANTS TO PURCHASE COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

           72753MAA7 (7-1/8% CONVERTIBLE SUBORDINATED NOTES DUE 2001)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             CHRISTOPHER D. DOBSON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           TRIKON TECHNOLOGIES, INC.
                                  RINGLAND WAY
                             NEWPORT, GWENT NP6 2TA
                                 UNITED KINGDOM
                              011 441 633 414 115
 (NAME, ADDRESS AND TELEPHONE NUMBER OF A PERSON AUTHORIZED TO RECEIVE NOTICES
         ANDCOMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:
                            MICHAEL J. KENNEDY, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                               SPEAR STREET TOWER
                                   ONE MARKET
                            SAN FRANCISCO, CA 94105
                                 (415) 442-0900

                                 APRIL 14, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDER)

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                           CALCULATION OF FILING FEE

       Transaction Valuation/1/                Amount of Filing Fee/2/
              $35,712,869                             $7,142.57

  1. Only for purposes of calculating this filing fee in accordance with Rule 0-11(b)(2) and Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended. There is no public market for the securities being exchanged and the Company has an accumulated capital deficit. Accordingly, the transaction value is based upon the sum of (i) one-third of the aggregate principal amount of the outstanding 7-1/8% Convertible Subordinated Notes Due 2001, (ii) one-third of the liquidation preference of $6.75 per share of the Series G Preferred Stock, multiplied by 2,962,032 (the number of shares outstanding) and (iii) one-third of the fair market value of the Common Stock, multiplied by 888,610 (the number of shares subject to the Warrants to Purchase Common Stock).

  2. The amount of the filing fee equals 1/50 of one percent of the value of the securities to be exchanged.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously
Paid:                 N/A
Form or Registration
No.:                  N/A
Filing Party:         N/A
Date Filed:           N/A

  Item 1. Security and Issuer.

  (a) The issuer of the securities to which this Statement relates is Trikon Technologies, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at Ringland Way, Newport, Gwent NP6 2TA, United Kingdom.

  (b) As of the date hereof, there were $86,250,000 aggregate principal amount of the Company's 7-1/8% Convertible Subordinated Notes Due 2001 (the "Notes") outstanding, 2,962,032 shares of its Series G Preferred Stock (the "Series G Preferred Stock") outstanding, and Warrants (the "Warrants") to purchase 888,610 shares of its Common Stock, no par value per share (the "Common Stock"), outstanding. Upon the terms and subject to the conditions set forth in the Offering Circular dated April 14, 1998 (as the same may be amended or supplemented from time to time, the "Offering Circular") and the related Letters of Transmittal, copies of which are filed herewith as Exhibits (a)(1),
(a)(2), (a)(6) and (a)(7), respectively, the Company is: (i) offering to exchange each $1,000 principal amount of Notes outstanding into 262.7339 shares of the Common Stock, 34.7826 shares of the Company's Series H Preferred Stock, $10 stated amount per share (the "Series H Preferred Stock"), and
0.3393 shares of the Company's Series I Junior Participating Preferred Stock, no par value per share (the "Series I Preferred Stock"); (ii) soliciting the conversion of each share of Series G Preferred Stock into one share of Common Stock in exchange for a conversion payment of 1.1251 shares of Common Stock and 0.0027 shares of Series I Preferred Stock; and (iii) offering to exchange each Warrant into one share of Common Stock (collectively, the "Exchange Offer"). The information under the captions "The Offering Summary," "The Exchange Offer -- General" and "-- Terms of the Exchange Offer" in the Offering Circular is incorporated herein by reference. To the knowledge of the Company, no officer, director or affiliate of the Company beneficially owns any of the Notes, Series G Preferred Stock or Warrants other than (i) Dawson-Samberg Capital Management, Inc., which, as an investment adviser to certain investment funds and managed accounts, beneficially owns approximately $4,000,000 principal amount of the Notes, 1,481,481 shares of Series G Preferred Stock and 444,445 Warrants; (ii) SBIC Partners L.P., which beneficially owns 296,296 shares of Series G Preferred Stock and 88,889 Warrants; and (iii) Brian D. Jacobs, a director of the Company, who is a general partner and Executive Vice President of St. Paul Venture Capital, Inc., which beneficially owns 185,185 shares of Series G Preferred Stock and 55,556 Warrants. Any such Notes, Series G Preferred Stock or Warrants owned by the parties mentioned above at the time of the Exchange Offer are eligible for exchange, or conversion, as applicable, if properly tendered pursuant to the Exchange Offer on the same basis as all other Notes, Series G Preferred Stock and Warrants.

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  (c) The Notes have been approved for trading in the PORTAL Market. For further information, see "Description of the Notes--General," which is incorporated herein by reference. The Common Stock is listed on the Nasdaq National Market under the symbol "TRKN." For further information, see "Description of Capital Stock--Market Price of Common Stock," which is incorporated herein by reference. There currently is no established trading market for the Series G Preferred Stock or the Warrants.

  (d) Not applicable.

  Item 2. Source and Amount of Funds or Other Consideration.

  (a) The information under the captions "Offering Summary--The Terms of the Series H Preferred Stock and the Series I Preferred Stock," "The Exchange Offer--General" and "--Consideration Being Offered" in the Offering Circular is incorporated herein by reference.

  (b) Not applicable.

  Item 3. Purpose of the Exchange Offer and Plans or Proposals of the Issuer or Affiliate.

  The information under the captions "Offering Summary--The Company/Background of the Exchange Offer," "--The Exchange Offer" and "The Exchange Offer-- General" and "--Purpose" in the Offering Circular is incorporated herein by reference. The Notes and the Warrants are to be cancelled upon consummation of the Exchange Offer. The Series G Preferred Stock will be restored to the status of authorized but unissued preferred stock of an undesignated series.

  (a) The information under the captions "Offering Summary--The Exchange Offer," "The Exchange Offer--General" and "--Consideration Being Offered" in the Offering Circular is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

  (d) The information under the captions "Offering Summary--The Terms of the Series H Preferred Stock and the Series I Preferred Stock" and "The Exchange Offer--Consideration Being Offered" in the Offering Circular is incorporated herein by reference.

  (e) The information under the caption "Pro Forma Financial Data of Trikon" in the Offering Circular is incorporated herein by reference.

  (f) Not applicable.

  (g) Not applicable.

  (h) Not applicable.

  (i) Not applicable.

  (j) Not applicable.

  Item 4. Interest in Securities of the Issuer.

  Neither the Company nor, to the knowledge of the Company, any person referred to in Instruction C of this Schedule or any subsidiary or associate of any such person, including any director or executive officer of any such subsidiary, has effected any transaction in the Notes, Series G Preferred Stock or Warrants during the 40 business days prior to the date hereof.


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  Item 5. Contracts, Arrangements, Understandings or Relationships with
Respect to the Issuer's Securities.

  The information under the captions "Offering Summary--The Company/Background of the Exchange Offer" and "Contracts, Arrangements, Understandings or Relationships with Respect to the Notes, Series G Preferred Stock or Warrants" in the Offering Circular is incorporated herein by reference.

  Item 6. Persons Retained, Employed or to be Compensated.

  There have been no persons employed, retained or to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

  Item 7. Financial Information.

  (a)(1) The information set forth in Annex D to the Offering Circular is incorporated herein by reference.

  (a)(2) Not applicable.

  (a)(3) The information under the caption "Selected Consolidated Financial Data of Trikon" in the Offering Circular is incorporated herein by reference.

  (a)(4) See response to Item 7(a)(3) above.

  (b)(1)-(3) The information under the caption "Pro Forma Financial Data of Trikon" in the Offering Circular is incorporated herein by reference.

  Item 8. Additional Information.

  (a) The information under the captions "Offering Summary--The
Company/Background of the Exchange Offer" and "Contracts, Arrangements, Understandings or Relationships with Respect to the Notes, Series G Preferred Stock or Warrants" in the Offering Circular is incorporated herein by reference.

  (b) The Common Stock, Series H Preferred Stock and Series I Preferred Stock issued upon exchange or conversion of Notes, Series G Preferred Stock and Warrants will be issued by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided in Section 3(a)(9) thereof.

  (c) Not applicable.

  (d) Not applicable.

  (e) Additional material information is set forth in the Offering Circular and related Letters of Transmittal which are attached hereto as Exhibits
(a)(1), (a)(2), (a)(6) and (a)(7) and such material information is incorporated herein by reference.

  Item 9. Material to be Filed as Exhibits.

(a)(1)  Offering Circular dated April 14, 1998.

(a)(2)  Form of Note Consent and Letter of Transmittal.

(a)(3) Form of Letter from the Company to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(5)  Form of Notice of Guaranteed Delivery.


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(a)(6)  Form of Series G Conversion Notice and Letter of Transmittal.

(a)(7)  Form of Warrant Letter of Transmittal.

(a)(8)  Form of Letter to Holders of Series G Preferred Stock and Warrants.

(a)(9)  Press Release, dated April 2, 1998.

(a)(10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)     Not applicable.

(c)     None.

(d)     None.

(e)     Not applicable.

(f)     None.

                                   SIGNATURE

  After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 14, 1998

                                              TRIKON TECHNOLOGIES, INC.

                                              By: /s/ Christopher D. Dobson
                                                  -----------------------------
                                              Name:Christopher D. Dobson
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER  EXHIBIT DESCRIPTION

(a)(1)  Offering Circular dated April 14, 1998.

(a)(2)  Form of Note Consent and Letter of Transmittal.

(a)(3) Form of Letter from the Company to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(5)  Form of Notice of Guaranteed Delivery.

(a)(6)  Form of Series G Conversion Notice and Letter of Transmittal.

(a)(7)  Form of Warrant Letter of Transmittal.

(a)(8)  Letter to Holders of Series G Preferred Stock and Warrants.

(a)(9)  Press Release, dated April 2, 1998.

(a)(10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)     Not applicable.

(c)     None.

(d)     None.

(e)     Not applicable.

(f)     None.

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